Exhibit 8

List of Consolidated Subsidiaries of the Registrant

We own the following significant subsidiaries:

1.  Limco-Piedmont Inc., a 100%-owned Delaware subsidiary.

2.  Limco Airepair Inc., a wholly-owned Delaware subsidiary of Limco-Piedmont Inc.

3. Piedmont Aviation Component Services LLC, a North Carolina limited liability company, wholly-owned subsidiary of Limco-Piedmont Inc.

4. Turbochrome Ltd., a wholly-owned Israel subsidiary.